MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 486-2500 TELECOPIER (212) 486-0701	OF COUNSEL JAY D. FISCHER EDWARD C. KRAMER KEVIN J. MCGRAW ARTHUR L. PORTER, JR JON M. PROBSTEIN SEYMOUR REITKNECHT I. FREDERICK SHOTKIN

June 9, 2010

Via Email

Mr. Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Re: American Metal & Technology
Item 4.02 of Form 8-K
Filed: May 26, 2010
File No. 033-19048-NY
Filed July 14, 2009

Dear Mr. Decker:

On behalf of our client, American Metal & Technology, Inc. (the “Company”), I am responding to your comment letter dated May 28, 2010 with respect to Item 4.02 of the Company’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2010.

This letter shall address the comments in your correspondence point by point.

1.
Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing under Item 4.02.  Refer to Item 4.02(b)(4) of Form 8-K for guidance.

As disclosed in the Form 8-K with respect to Item 4.02 filed with the SEC on May 26, 2010, the Company’s directors and officers had not discussed the matters with the independent accountant as of May 26, 2010.

In view of the fact that the Company’s Management is based in the People’s Republic of China, the undersigned, as counsel for the Company has discussed the matters disclosed in the Form 8-K with the former independent accountant on several occasions, via telephone calls and emails.

2.
You state that you will file an amended Form 8-K to include your independent accountant’s letter as an exhibit to the 8-K/A filed on May 26, 2010 pursuant to Item 4.02(c) of Form 8-K.  Supplementally tell us the status of obtaining this letter.  If there is a specific reason why your accountants have not yet provided this letter please revise your disclosure to explain to your investors the nature of the delay in obtaining this letter.  If you cannot obtain this letter, disclose in the Form 8-K that you are unable to obtain the letter.

In accordance with Item 4.02(c) of Form 8-K, the Company provided the independent accountant with a copy of the disclosures it was making in response to Item 4.02 on May 25, 2010, the day prior to the filing of the Form 8-K. The Company requested that the accountant provide the Company “as promptly as possible” a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by the Company in response to Item 4.02 and, if not, stating the respects in which it does not agree.  The independent accountant provided this letter to the Company on June 8, 2010, a copy of which is being provided to the SEC simultaneously with this response.  The Company shall also file an amended Form 8-K attaching the independent accountant's letter as an exhibit pursuant to the instructions for Form 8-K

3.
Please tell us the nature of the changes, if any, that you made to the 2008 financial statements presented in your 2009 Form 10-K as compared to the 2008 financial statements presented in your 2008 Form 10-K, which were audited by Kabani.  Please also tell us the reasons for each change.  If you restated your 2008 financial statements, please also amend your 2009 Form 10-K to provide the disclosures required by ASC 250-10-50-7.

The changes which were made to the 2008 financial statements presented in the Company’s 2009 Form 10-K were in the nature of reclassifications and changes in the presentation of certain items as set forth in a letter from the Company’s current independent auditor to Kabani (the “Successor Auditor Letter”), a copy of which was provided to Kabani on April 12, 2010, and is being provided to the SEC simultaneously with this letter.  As indicated in the Successor Auditor Letter, the relevant sections of which are set forth below, there were no material changes to the Company’s 2008 financial statements.

A. Accounts receivable – net with a balance of $2,470,732 as of December 31, 2008: $1,981,919 due from related parties, including $1,947,738 due from Beijing Micro and $34,181 due from Beijing Sande, has been reclassified and presented in a separate line item in the balance sheet as “Due from related parties”. $46,575 of the accounts receivable recorded at Lighting Power Global Limited has been reclassified to “Current assets of the entity held for disposal” due to the disposal of Lighting Power Global Limited on March 19, 2009.

B. Intangible assets with balance of $684,639 as of December 31, 2008: $75,261 has been reclassified as prepaid expense to conform to the presentation as of December 31, 2009.

C. Accrued liabilities and other payables with a balance of $95,684 and Accrued bonuses with a balance of $351,913 as of December 31, 2008 have been combined as “Accrued liabilities and other payables”, of which $645 recorded at Lighting Power Global Limited has been reclassified to “Liability of the entity held for disposal” due to the disposal of Lighting Power Global Limited on March 19, 2009.

Consolidated Statement of Cash Flows:

D. Loss on disposal of marketable securities with an amount of $8,267 has been reclassified and netted into the item “Net proceeds from (purchase of) marketable securities” under cash flows from investing activities.

Consolidated Statement of Changes in Equity:

E.  The column of changes in “Noncontrolling Interest” has been added pursuant to the guidance of ASC Topic 810 “Consolidation” (formerly SFAS No., 160). Additionally, the name “Consolidated Statements of Shareholders’ Equity” has been changed to “Consolidated Statements of Changes in Equity”, and the presentation has modified accordingly.

Related party transactions:

F.  We have identified QingHuangDao Anye Precision Casting Co., Ltd. (“Anye”) as a related party to the Company given that Beijing Sande, an entity owned by the Company’s CEO and Secretary with 56.6% collectively, owns 50% of Anye. Transactions with Anye have been disclosed in Note 10 of the consolidated financial statements as of December 31, 2009 accordingly.

We have requested that the Company provide a "Tandy" letter containing the acknowledgements requested by the SEC.  We sent a copy of the Tandy letter as well as a clarification of the Tandy letter to the Company last week, and will file the executed Tandy letter with the SEC upon our receipt from the Company.

If there are any additional requests or comments, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

 By:/s/ Alan P. Fraade
      Alan P. Fraade